EXHIBIT 99.2



(A free translation of the original in Portuguese)






Espirito Santo Centrais
Eletricas S.A.

Report of Independent Accountants
on Limited Reviews of the
Quarterly Information (ITR)
June 30, 2004

(A free translation of the original in Portuguese)

Report of Independent Accountants
on Limited Reviews



     To the Board of Directors and Stockholders
     Espirito Santo Centrais Eletricas S.A.




1 We have carried out limited reviews of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and Espirito Santo Centrais Eletricas - ESCELSA and its subsidiaries for the quarters and periods ended June 30, 2004 and March 31, 2004 and June 30, 2003. This information is the responsibility of the Company's management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly consisted of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
     (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarter ended June 30, 2003. This information was reviewed by other independent accountants, who issued an unqualified report thereon dated July 17, 2003.

November 22, 2003
Espirito Santo Centrais Eletricas S.A.


5 As mentioned in Note 4.1, the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and of Espirito Santo Centrais Eletricas S.A. - ESCELSA and its subsidiaries includes amounts for electric energy traded in the Wholesale Energy Market (MAE), with a balance payable by the parent company of R$ 309 thousand at June 30, 2004 (R$ 722 thousand at March 31, 2004), and a balance receivable in the consolidated quarterly information of R$ 2,824 thousand at June 30, 2004 (R$ 2,072 thousand at March 31, 2004), respectively, which were recorded based on amounts informed by MAE. The liquidation of these amounts is dependent on the receipts from companies which did not effect net financial settlements as determined by ANEEL and the conclusion of the judicial discussion about the interpretation of market rules, which will define the amounts involved.

     Vitoria, July 16, 2004



     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5





     Luiz Marcio Malzone                Ronaldo Matos Valino
     Contador CRC 1RJ031376/O-2 "S" ES  Contador CRC 1RJ069958/O "S" ES

(A free translation of the original in Portuguese)

01.01 - IDENTIFICATION

======================================================================================================================
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayer's Registration Number (CNPJ)

01534-2         Espirito Santo Centrais Eletricas S.A.    28.152.650/0001-71
======================================================================================================================
4 - State Registration Number - NIRE

32300002480
======================================================================================================================


01.02 - HEAD OFFICE




============================================================================== ======= ==================================
1 - ADDRESS                                                                             2 - SUBURB OR DISTRICT
Rua Sete de Setembro, 362                                                              Centro
============================================================================== ======= ==================================
3 - POSTAL CODE                       4 - MUNICIPALITY                                                 5 - STATE
29015-000                            Vitoria                                                         ES
======================== ========================== ========================== ============================= ============
6 - AREA CODE             7 - TELEPHONE               8 - TELEPHONE              9 - TELEPHONE                 10 -TELEX
27                       3321-9000                  -                          -                             55238
======================== ========================== ========================== ============================= ============
11 - AREA CODE            12 - FAX                    13 - FAX                   14 - FAX
27                       3222-8650                  -                          -
=========================================================================================================================
15 - E-MAIL
escelsa@escelsa.com.br
=========================================================================================================================

01.03-INVESTOR RELATIONS OFFICER (Company Mail Address)


=================================================== ============== ========================================= ============
1 - NAME
Sergio Pereira Pires
=================================================== ============== ========================================= ============
2 - ADDRESS                                                        3 - SUBURB OR DISTRICT
Rua Sete de Setembro, 362                                          Centro
=================================================== ============== ========================================= ============
4 - POSTAL CODE                   5 - MUNICIPALITY                                                           6 - STATE
29015-000                         Vitoria                                                                    ES
================================= ================= ======================================================== ============
7 - AREA CODE             8 - TELEPHONE               9 - TELEPHONE              10 - TELEPHONE                11 - TELEX
27                       3321-9163                  3321-9199                  -                             -
======================== ========================== ========================== ============================= ============
12 - AREA CODE            13 - FAX                    14 - FAX                   15 - FAX
27                       3222-8949                  -                          -
=========================================================================================================================
16 - E-MAIL
sergiop@escelsa.com.br
=========================================================================================================================




01.04-GENERAL INFORMATION/INDEPENDENT ACCOUNTANT


================================ ========================================== ====================================================
         CURRENT YEAR                         CURRENT QUARTER                                     PRIOR QUARTER
================================ ========================================== ====================================================
1-BEGINNING         2-END        3-QUARTER    4-BEGINNING      5-END        6-QUARTER          7-BEGINNING     8-END
================== ============= ============ ================ ============ ================== =============== =================
    1/1/2004        12/31/2004        2          4/1/2004       6/30/2004           1             1/1/2004           3/31/2004
=========================================================================== ================= ==================================
9 - INDEPENDENT ACCOUNTANT                                                                    10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes                                                00287-9
=========================================================================== ====================================================
11 - PARTNER RESPONSIBLE                                                    12 -INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF
Luiz Marcio Malzone                                                         THE PARTNER RESPONSIBLE
                                                                            019.495.868-04
=========================================================================== ====================================================


01.01 - IDENTIFICATION

======================================================================================================================
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayer's Registration Number (CNPJ)

01534-2         Espirito Santo Centrais Eletricas S.A.    28.152.650/0001-71
======================================================================================================================


01.05- CAPITAL COMPOSITION

================================ ============================ ========================= ==========================================
         Number of shares                 Current Quarter          Prior quarter            Same quarter in prior year
            (thousand)                       6/30/2004                3/31/2004                        6/30/2003
================================ ============================ ========================= ==========================================
Paid-up capital
================================ ============================ ========================= ==========================================
1 - Common                                  4,551                      4,551                                4,551
================================ ============================ ========================= ==========================================
2 - Preferred                                 0                          0                                    0
================================ ============================ ========================= ==========================================
3 - Total                                   4,551                      4,551                                4,551
================================ ============================ ========================= ==========================================
Treasury Stock
================================ ============================ ========================= ==========================================
4 - Common                                    0                          0                                    0
================================ ============================ ========================= ==========================================
5 - Preferred                                 0                          0                                    0
================================ ============================ ========================= ==========================================
6 - Total                                     0                          0                                    0
================================ ============================ ========================= ==========================================

01.06- CHARACTERISTICS OF THE COMPANY

================================================================================
1 - TYPE OF COMPANY
Commercial, industrial and other
================================================================================
2 - SITUATION
Operational
================================================================================
3 - NATURE OF OWNERSHIP
National private
================================================================================
4 -ACTIVITY CODE 112 -
Electric energy
================================================================================
5 - MAIN ACTIVITY
Generation and distribution of electric energy
================================================================================
6 - TYPE OF CONSOLIDATION
Total
================================================================================
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without exception
================================================================================

01.07- COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

================================================================================
1 - ITEM                2 - CNPJ                 3 - NAME
================================================================================

01.08- DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

==================================================================================================================================
1 - ITEM      2 - EVENT    3 - DATE APPROVED    4 - AMOUNT      5 - DATE OF PAYMENT     6 - TYPE OF        7 - AMOUNT PER SHARE
                                                                                        SHARE


==================================================================================================================================

1. OPERATIONS

ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA is a public Brazilian corporation, controlled by the Eletricidade de Portugal S.A. - EDP Group, through IVEN S.A., as from October 2002. The Company activities comprise the generation, transmission, distribution and sale of electric energy, and these activities are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), an agency of the Ministry of Mines and Energy.

ESCELSA is the majority shareholder of MAGISTRA PARTICIPACOES S.A., which holds the share control of EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL, a concessionaire responsible for the generation, distribution and sale of electric energy in the State of Mato Grosso do Sul, and also has full control of CASTELO ENERGETICA S.A. - CESA, which was incorporated to operate in the exploitation of water resources, thermal energy generation and transmission lines. ESCELSA is also the majority shareholder of TV A CABO VITORIA S.A. - TVIX, a company operating in pay-TV and related services, in the municipalities of Vitoria and Vila Velha - ES, and has full control of ESCELSA PARTICIPACOES S.A. - ESCELSAPAR, which renders Internet access services and various information technology services.

The consolidated quarterly information comprises the balance sheets and statement of operations of its subsidiaries MAGISTRA, TVIX and ESCELSAPAR.



2. PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared and is presented in conformity with accounting practices adopted in Brazil, together with specific legislation established by ANEEL, and the regulations of the Brazilian Securities Commission
(CVM). These practices are consistent with those adopted in the financial statements for the year ended December 31, 2003, published on March 19, 2004, except for the Value-Added Tax on Sales and Services (ICMS) provision incident on the contracted demand which, for a better disclosure is being presented net, with the reclassification of the prior quarter amounts.

3. MARKETABLE SECURITIES

The portfolio composition is as follows:



                                                                             PARENT COMPANY
                                                     =============================================================

             FINANCIAL INSTITUTION                          TYPE                 MATURITY        06/04     03/04
==================================================================================================================

Banco Pactual S.A..............................             NBC-E               11/16/2006      107,468   103,683
Banco BBA Credtanstalt S.A.....................             NBC-E               10/12/2006       89,411    86,429
Banco BBA Credtanstalt S.A.....................             NBC-E               11/16/2006        5,095     4,923
Citibank S.A...................................       Investment funds          Immediate         4,889     2,839
BRADESCO S.A...................................  Bank Deposit Certificate (CDB) 08/04 to 06/05    2,580     2,491
Other..........................................             Other               Immediate           110       135
                                                                                               ========== ========
                                                                                                209,553   200,500
                                                                                               ========== ========



                                                                              CONSOLIDATED
                                               ==============================================================
             FINANCIAL INSTITUTION                       TYPE             MATURITY       06/04      03/04
=============================================================================================================
Banco Pactual S.A..........................             NBC-E            11/16/2006     107,468    103,683
Banco BBA Credtanstalt S.A.................             NBC-E            10/12/2006      89,411     86,429
Banco BBA Credtanstalt S.A.................             NBC-E            11/16/2006       5,095      4,923
Citibank S.A...............................    Remunerated account       Immediate        1,080      6,957
Banco Brasil S.A...........................      Investment funds        Immediate        6,628      9,396
Citibank S.A...............................      Investment funds        Immediate        4,889      2,839
BRADESCO S.A...............................             CDB              08/04 to 06/05   4,991      3,608
Other......................................             Other            Immediate          532        842
                                                                                       =========== ==========
                                                                                        220,094    218,677
                                                                                       =========== ==========



These marketable securities are basically represented by federal securities (NBC-E), which carry interest and exchange variations, and which are stated net of a provision for devaluation to market value, when applicable, and are recorded in current assets due to their liquidity in the market or expectation of short-term realization.

4. CONSUMERS AND CONCESSIONAIRES

                                                            PARENT COMPANY
                                            ==================================================================
                                                Falling   Overdue up to  Overdue over             Total
                                                                                         =====================
                                                 due        90 days        90 days        06/04        03/04
                                            ============ ============== ================ =====================
CURRENT
  CONSUMERS
  Residential................................    31,963      21,422          1,258        54,643       61,429
  Industrial.................................    38,022       3,489          3,293        44,804       37,594
  Commercial, services and other activities..    20,757       6,322          3,400        30,479       33,317
  Rural......................................     7,088       1,781            599         9,468        8,838
  Public entities:
    Federal..................................       556         353            365         1,274        4,128
    State....................................     1,294         390            656         2,340        2,459
    Municipal................................     1,881       1,153          1,940         4,974          366
   Public lighting...........................     3,876       1,526          3,544         8,946        9,753
   Public service............................     2,960          90            105         3,155        3,021
  Regulatory asset...........................
    Losses...................................    35,730           -              -        35,730       34,430
    Free energy..............................     7,217           -              -         7,217       17,117
  Debt installments..........................    13,653         829          4,039        18,521       24,294
  Other receivables..........................    12,121           -              -        12,121       14,169
                                             =========== ============== =============  ==========  ==========
                                                177,118      37,355         19,199       233,672      250,915
                                             =========== ============== =============  ==========  ==========
CONCESSIONAIRES
  Supplies-basic.............................     3,020           -              -         3,020       3,173
  Supplies-short-term........................       142           -              2           144         264
                                              ========== ============== =========== ============   ==========
                                                  3,162           -              2         3,164       3,437
                                              ========== ============== =========== ============   ==========
ENERGY GRID CHARGES                                 315           -              -           315         392
                                              ========== ============== =========== ============   ==========
TOTAL                                           180,595      37,355         19,201       237,151     254,744
                                              ========== ============== =========== ============   ==========

LONG-TERM RECEIVABLES
CONSUMERS
  Regulatory asset...........................
  Losses.....................................    78,569           -              -        78,569      83,835
  Free energy................................    60,055           -              -        60,055      55,409
                                              ========== ============== =========== ============   =========
TOTAL                                           138,624           -              -       138,624     139,244
                                              ========== ============== =========== ============   ==========

                                                               CONSOLIDATED
                                            ==================================================================
                                                Falling   Overdue up to  Overdue over             Total
                                                                                         =====================
CURRENT                                           due        90 days        90 days        06/04        03/04
                                            ============ ============== ================ =====================
CURRENT
CONSUMERS
  Residential...............................   55,819        37,084            5,904         98,807     106,893
  Industrial................................   51,445         5,819            4,539         61,803      50,611
  Commercial, services and other
  activities................................   34,002        12,778           10,056         56,836      61,937
  Rural.....................................   10,547         4,350            1,313         16,210      15,770
  Public entities
    Federal.................................    1,674         1,033              727          3,434       8,083
    State...................................    3,193           426              657          4,276       4,570
    Municipal...............................    4,176         2,889            3,178         10,243       5,178
  Public lighting...........................    8,564         2,506            7,394         18,464      18,989
  Utilities.................................    5,117           250              145          5,512       6,291
  Regulatory asset..........................
    Losses..................................   58,756             -                -         58,756      56,784
    Free energy.............................   17,223             -                -         17,223      26,831
  Debt installments.........................   31,909         1,919            7,638         41,466      47,899
  Provision for tariff adjustment...........   37,536             -                -         37,536      29,448
  Other receivables.........................   25,829           617               83         26,529      26,919
                                             ============ =============== ================ =========== ==========
                                              345,790        69,671           41,634        457,095     466,203
                                             ============ =============== ================ =========== ==========
CONCESSIONAIRES
  Supplies - basic..........................    3,251             -                -          3,251       3,412
  Supplies - short-term.....................      511             -                -            511         625
  Other.....................................      103             -                -            103          90
                                             ============ =============== ================ ============ =========
                                                3,865             -                -          3,865       4,127
                                             ============ =============== ================ ============ =========
ENERGY GRID CHARGES                             1,138             -                -          1,138         931
                                             ============ =============== ================ ============ =========
TOTAL                                         350,793        69,671           41,634        462,098     471,261
                                             ============ =============== ================ ============ =========

LONG-TERM RECEIVABLES
CONSUMERS
  Regulatory asset..........................
    Losses..................................  125,692             -                -        125,692     140,010
    Free energy.............................   80,565             -                -         80,565      78,600
  Supplies - short-term.....................    3,068             -                -          3,068       3,068
  Provision for tariff adjustment...........   25,937             -                -         25,937      26,926
  Other receivables.........................    8,479             -                -          8,479       8,763
                                             ============ =============== ================ =========== ==========
TOTAL                                         243,741             -                -        243,741     257,367
                                             ============ =============== ================ =========== ==========

4.1 - Wholesale Energy Market (MAE)

The Company has recorded in current assets R$ 144 thousand (R$ 3,581 thousand - consolidated) and in current liabilities R$ 453 thousand (R$ 757 - consolidated) related to the sale and purchase of energy and system service charges realized in the Wholesale Energy Market (MAE). A portion of these amounts is subject to change depending on the judicial proceedings in progress, filed by companies of the Sector, about the interpretation of market rules in effect.

                                         PARENT COMPANY                      CONSOLIDATED
                                ================================  =====================================
                                  ASSETS        LIABILITIES         ASSETS            LIABILITIES
                                ========== ====================== ========== ==========================
                                                          SYSTEM                               SYSTEM
                                                          SERVICE                              SERVICE
                                  SALE        PURCHASE    CHARGES    SALE       PURCHASE       CHARGES
                                ========== ============ ========== =========== ==========    ===========
At March 31, 2004                  264          460         526     3,783         904           807
  Additions                          -            -           -         -         219           270
  Settlements                     (120)        (287)       (246)     (202)       (774)         (669)
                                ========== ============ ========== =========== ==========    ===========
At June 30, 2004                   144          173         280     3,581         349           408
                                ========== ============ ========== =========== ==========    ===========


4.2 -Tariff adjustment

On April 8, 2004, ANEEL published Approval Resolution 73/04 altering the periodical tariff adjustment of the subsidiary ENERSUL in April 2003, and changing the adjustment percentage from 42.26% to 43.59%, and the X Factor from 2.35% to 1.35%.

In this Resolution, the phasing of the tariff adjustment was maintained, as had been defined in 2003 by that Regulatory Agency, in order to follow the principle of low tariffs and economic and financial balance of the agreement, as follows:

a) In the first year, the tariffs for supply of electric energy were adjusted based on the Tariff Adjustment Index (IRT) of 32.47%; and

b) In the annual tariff adjustments to be approved from 2004 to 2007, the difference between IRT and the tariff adjustment (RT) will be added to Portion B.

Considering item "b" above, ENERSUL provisioned during this quarter the income and related taxes amounting to R$ 14,461, and started recoveries via tariff in April 2004, recovering in the quarter R$ 7,362. The balances of these assets are recorded in "provision for tariff readjustment", the movement on which during the period was as follows.

                                               CONSOLIDATED
                                        -------------------------
                                          CURRENT      LONG-TERM
                                        ------------ ------------
At March 31, 2004                          29,448       26,926
Recovery via tarif                         (7,362)           -
Transfers                                  15,450      (15,450)
Constitution                                    -       14,461
                                        ------------ ------------
At June 30, 2004                           37,536       25,937
                                        ============ ============

4.3 -Tariff readjustment

On April 8, 2004, ANEEL approved through Resolution 84 of April 7, 2004 the annual readjustment of ENERSUL tariffs, authorizing an average readjustment of 17.02% with the following composition:

a) Contractual Annual Tariff Readjustment Index of 6.28%;
b) 4.94% index related to the installment of 2003 readjustment;
c) 2.60% index related to 50% of deferred CVA (Compensation Account for Portion A costs) in 2003;
d) 3.02% index related to CVA between March 2003 and March 2004; and
e) 0.18% index relate to the costs of Emergency Program for Reduction of Electrical Energy Consumption (PERCEE).

In this readjustment the X factor of 1.35% was applied on the General Market Price Index (IGPM) variation, as follows:

o 0.98% related to the component Xe, which reflects the productivity gains expected from the change in the scale of operations by an increase in the consumption of electrical energy in the area served;
o 0.577% related to the component Xc which reflects the evaluation of the consumers on the concessionaire, obtained with the use of the result of the ANEEL Index of Consumers Satisfaction (IASC) research ; and
o Reduction of 0.2887 related to component Xa which reflects the application of the Amplified Consumer Price Index (IPCA) for the component manpower of Portion B (non-manageable costs) of the concessionaire.

5. GENERAL ELECTRIC ENERGY SECTOR AGREEMENT

The General Electric Energy Sector Agreement, to which the Company became a party on December 20, 2001, established conditions for settling contractual and administrative disputes, thus eliminating the threat of judicial or extrajudicial suits over issues arising from the electric energy rationing period. The main points of the Agreement are as follows:

        o  Declaration of withdrawal of any plea or suit;
        o  Purchase agreement for net contractual surpluses;

        o  Agreement for reimbursement of free energy;
        o  Addendums to the initial contracts; and
        o  Energy Development Account (CDE).

Based on Provisional Measure 14/01, converted into Law 10438/02, and related legislation, the Company calculated the amount of the extraordinary tariff recomposition applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption (PERCEE), in effect from June 2001 to February 2002.

At the same time, in common with the other electric energy distribution utilities, the Company calculated the monthly variations in additional non-manageable costs (Portion A) and listed all the additional energy purchase costs in the MAE (free energy) to be transferred to the generators.

ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Portion A costs) and 483 (concerning free energy), all dated August 29, 2002, approved the amounts of the revenue recomposition, the extraordinary electric energy tariffs of which were as follows:

        o 2.9% for residential customers (except low income users), rural users and public lighting;
        o  7.9% for all other customers.

ANEEL Resolution 1/04 fixed new periods for application of the Extraordinary Tariff Recomposition (RTE) (losses and free energy), modifying the tariff recovery period from 70 to 69 months (82 to 73 months - ENERSUL), starting as from December 2001.

Studies undertaken by management indicate that these assets will be fully collected over the maximum period established, and therefore no provision for losses was constituted.

5.1 - Recovery of electric energy supply losses

These losses, which are part of RTE, were as follows during the period:

                                    PARENT COMPANY           CONSOLIDATED
                                 ====================    ====================
                                 Current    Long-term    Current    Long-term
                                 ========= ==========    ========= ==========

At March 31, 2004.............    34,430     83,835       56,784     140,010
Recovery thorugh tariff
  increase....................    (9,257)         -      (15,182)          -
Transfers.....................    10,557    (10,557)      17,154     (17,154)
 SELIC index adjustments......         -      5,291            -       2,836
                                 ========= ==========    ========= ==========
At June 30, 2004..............    35,730     78,569       58,756     125,692
                                 ========= ==========    ========= ==========

The amounts were recorded in the Consumers and concessionaires account, in current assets and long-term receivables.

5.2 -Free energy

Free energy refers to electric energy that was generated but is not part of the initial or any equivalent agreements.

According to the Free Energy Reimbursement Agreement, electric energy generation companies, guided by article 2 of Law 10438, paid market prices for the free energy allocated to them by MAE (MAE prices) during the PERCEE period according to pre-established rules.

The distribution utilities, benefited by the Extraordinary Tariff Recomposition
(RTE), will reimburse the generating utilities for the difference between the MAE price and R$ 49.26 per MWh.

The amounts of this reimbursement were calculated according to MAE accounting and shared on a pro rata basis among distribution companies, proportionally to individual consumption of energy in the National Interconnected Electricity System. The amount of this electric energy is being reimbursed to the generating companies, in conjunction with the RTE over 69 months (73 months for Enersul), composed as follows:

                                    PARENT COMPANY           CONSOLIDATED
                                 ====================    ====================
DESCRIPTION                       CURRENT  LONG-TERM      CURRENT   LONG-TERM
===============================  ====================    ====================
AT March 31, 2004                 17,117    55,409         26,831    78,600
Recovery through tarif increase   (3,285)        -         (5,714)
Transfers                         (6,615)    6,615         (3,894)    3,894
Unrecoverable energy                   -    (6,235)             -    (6,235)
SELIC index adjustment                 -     4,266              -     4,306
                                 ========= ==========    ========= ==========
At June 30, 2004                   7,217    60,055         17,223    80,565
                                 ========= ==========    ========= ==========

The amounts were recorded in "consumers and concessionaires" in current assets and long-term receivables, with a contra entry to "unbilled revenue". An obligation in the same amount was recorded in "energy suppliers" in current and long-term liabilities, with a corresponding charge to "energy purchased for resale" - short-term.

5.3 -Variation in the composition of Portion A costs

In order to determine the concessionaires' tariffs, the electric energy distribution concession agreements establish amounts for each item of those exogenous costs that are part of the operating expenses known as the variable Portion A of the IRT formula, as follows:

o Tariff for the transfer of the energy potential from Itaipu Binacional;
o Tariff for the transport of the electric energy from Itaipu Binacional;
o Quota for the Fuel Consumption Account (CCC);
o Costs for transmission infrastructure usage on the basic grid;
o Financial compensation for use of water resources;
o System Service Charges (ESS);
o Energy purchased as established in the initial agreements;
o Quota for the Global Reversion Reserve Contribution (RGR);
o Electric energy service inspection fee;
o Connection charges;
o Cost of energy development (CDE).

Provisional Measures 2227/01 and 14/01, converted into Law 10438/02, and ANEEL Resolution 90/02 set up a pro-forma account for recording the differences, positive or negative, between the amount of each of these items from the date of the last tariff increase to the date it was effectively paid.

The balance is being increased by financial remuneration based on the Special System for Settlement and Custody (SELIC) interest rate.

These amounts were recognized as "prepaid expenses" in long-term receivables, with a contra entry to "operating expenses", according to their nature.

5.3.1 - Portion A

The Portion A amounts that will be recovered after the end of RTE (losses and free energy) balance, calculated in the period from January 1 to October 25, 2001, and computed in the extraordinary tariff recomposition, were as follows:

                                    PARENT COMPANY           CONSOLIDATED
                                 ====================    ====================
                                                  LONG-TERM
                                 ============================================
At March 31, 2004                       61,516                  103,919
SELIC remuneration...........              757                     (553)
                                 ====================    ====================
At June 30, 2004                        62,273                  103,366
                                 ====================    ====================

ANEEL Resolution 1/04 modified the procedure for the recovery of Portion A, extending the period of the RTE to that necessary to meet the amount approved, by using the same mechanism, that is, the extraordinary tariff application.

5.3.2 - Account of Installment A variation (CVA)

Amounts registered as Portion A - CVA cost variations, which are not part of the extraordinary tariff recovery, calculated as from October 26, 2001, are recorded in prepaid expenses, as follows:

                                    PARENT COMPANY           CONSOLIDATED
                                 ====================    ====================
                                   06/04     03/04         06/04     03/04
                                 ========= ==========    ========= ==========
CURRENT ASSETS
Prepaid expenses (CVA)........    59,550     51,305       102,021    91,399
(-) CVA liability.............   (29,791)   (27,220)      (39,821)  (36,895)
                                 ========= ==========    ========= ==========
                                  29,759     24,085        62,200    54,504
                                 ========= ==========    ========= ==========

LONG-TERM RECEIVABLES
Prepaid expenses - CVA........    46,757     73,171        68,282   102,094
(-) CVA liability.............   (12,467)   (45,045)      (17,616)  (53,435)
                                 ========= ==========    ========= ==========
                                  34,290     28,126        50,666    48,659
Portion A.....................    62,273     61,516       103,366   103,919
                                 ========= ==========    ========= ==========
                                  96,563     89,642       154,032   152,578
                                 ========= ==========    ========= ==========

According to Interministerial Ordinance 116/03, the CVA balance will be included in the energy supply tariffs in the 24 months subsequent to the annual tariff adjustment that will occur between April 8, 2004 and April 7, 2005. The postponement includes, in the case of ESCELSA, the balance for the period from August 2002 to July 2003 and, for ENERSUL, from April 2002 to March 2003, plus an amount to be calculated in the 12 months subsequent to the adjustments from August 2003 and April 2003, respectively.

The CVA approved and in formation is as follows:

                                   PARENT COMPANY  CONSOLIDATED
                    ============================= ==============================
                    =============== ============= =========== ==================
        CVA               06/04          03/04        06/04          03/04
==================  =============== ============= =========== ==================
Approved                 49,665         47,993       93,583         95,647
In formation             14,384          4,218       19,283          7,516
                     ================ ============ =========== =================
                         64,049         52,211      112,866        103,163
                     ================ ============ =========== =================

6. LOW INCOME CONSUMERS

Law 10438/02 set forth the guidelines for classifying the low income residential sub-category, which was defined as a consumption unit with monthly consumption of less than 80 kWh. Decree 4336/02 expanced the rules to include units with monthly consumption between 80 and 220 kWh.

As a result of the new classification, the Company recorded the loss on revenues, in the amount of R$ 12,420 at June 30, 2004 (R$ 10,314 at June 30,
2003), and the consolidated loss, in the amount of R$ 18,120 (R$ 14,021 at June 30, 2003), net of the Added Value Tax on Sales, Interstate and Intercity Transport Services and Communications (ICMS).

As a result of Normative Act 03/03, published in the Diario Oficial do Estado do Espirito Santo (Official Gazette), on November 24, 2003, issued by the Treasury Secretariat of the State of Espirito Santo, which declares that the portion of the subvention by the Federal Government which is in excess of the exempt residential consumption, based on the ICMS state legislation (50 KWh/month) is subject to ICMS tax, management, prudently, set up a provision for a probable tax liability of R$ 10,351 (consolidated -R$ 13,840), charged against tax in operating expenses.


7. TAXES TO BE OFFSET

                                                                 PARENT COMPANY              CONSOLIDATED
                                                        ============================== =========================
TAXES                                                        06/04          03/04         06/04        03/04
======================================================= ================ ============= ============ ============
Withholding income tax                                         584          1,594         9,816       12,008
Corporate Income Tax (IRPJ) recoverable                      3,467          6,102         4,027        6,560
Social contribution on net income                            2,369          2,369         3,008        2,996
Social Integration Program (PIS) contributions
recoverable                                                      -            631           759        1,685
Social Contribution on Revenues (COFINS) recoverable             -          1,369             6        2,704
ICMS recoverable                                               499            767         5,889        2,709
Income tax on remittances abroad                                 -              -         2,675        2,675
Other                                                          396            433           525          452
                                                        ================ ============= ============ ===========
                                                             7,315         13,265        26,705       31,789
                                                        ================ ============= ============ ===========

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The tax credits listed below relative to income tax and social contribution losses and other amounts that constitute temporary differences, to be used for reduction of future taxation, were recorded based on the Company's profitability history and expected taxable income for the coming years, considering a maximum period of ten years.

As a result of the rules laid down by CVM Instruction 371/02, the Company did not record new credits, as from July 1, 2002, in the amounts of R$ 118,065 in the parent company and R$ 162,772 in the consolidated information at June 30, 2004.

Based on these assumptions, the amounts of the tax assets to be accounted for were determined as follows:




                                        PARENT COMPANY         CONSOLIDATED
                                   =====================   =====================
ASSETS                               06/04       03/04       06/04        03/04
                                   =========== =========   ========== ==========
Tax losses .....................     287,910     223,414     684,948    623,929
                                   =========== =========   ========== ==========
Temporary additions
Labor and civil claims .........      26,056      26,056      52,430     52,430
Post-employment benefits .......      30,451      30,451      30,451     30,451
Tax claims .....................      77,658      77,658      93,726     93,729
Other additions ................       1,576       1,576       1,576      1,576
                                   =========== =========   ========== ==========
                                     135,741     135,741     178,183    178,186
                                   =========== =========   ========== ==========
                                     423,651     359,155     863,131    802,115
Statutory rate .................          25%         25%         25%        25%
                                   =========== =========   ========== ==========
Income tax .....................     105,913      89,789     215,783    200,529
                                   =========== =========   ========== ==========
Social contribution loss .......     376,498     304,267     667,842    598,818

Temporary additions
Labor and civil claims .........      26,056      26,056      52,430     52,430
Post-employment benefits........      30,451      30,451      30,451     30,451
Tax claims .....................      31,519      31,519      31,519     31,519
Other additions.................       1,579       1,580       1,579      1,580
                                   =========== =========   ========== ==========
                                      89,605      89,606     115,979    115,980
                                   =========== =========   ========== ==========
                                     466,103     393,873     783,821    714,798
Rate............................           8%          8%          8%        8%
                                   =========== =========   ========== ==========
Social contribution ............      37,288      31,510      62,706     57,184
                                   =========== =========   ========== ==========
                                     143,201     121,299     278,489    257,713
                                   =========== =========   ========== ==========
Current assets .................          --          --      (7,608)    (7,608)
                                   =========== =========   ========== ==========
Long-term receivables ..........     143,201     121,299     270,881    250,105
                                   =========== =========   ========== ==========


The expectation as to the realization of these deferred tax credits, segregated between the amounts recorded and not recorded, is as follows:

 Amounts recorded:

                                 PARENT COMPANY
--------------------------------------------------------------------------------
     EXPECTATION
           OF                                                 TOTAL
      REALIZATION        2006     2007      2008     2009
====================    ======   ======    ======   =======  ========
Income tax              4,866    18,906    29,828    52,313   105,913
Social contribution     1,516     6,780    10,738    18,254    37,288
                        ======   ======    ======   =======  ========
                        6,382    25,686    40,566    70,567   143,201
                        ======   ======    ======   =======  ========


                                                          CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------
    EXPECTATION            TOTAL                                                               2010      TOTAL
         OF               CURRENT                                                               TO        LONG-
    REALIZATION            2004         2005      2006       2007         2008     2009        2011       TERM
===================== ================ ======= ========== ============= ======== ========== =========== =========
Income tax                  5,594       8,971    16,514     33,524       48,313    73,881    28,986     210,189
Social contribution         2,014       3,232     5,712     12,045       17,395    22,308        --      60,692
                      ================ ======= ========== ============= ======== ========== =========== =========
                            7,608      12,203    22,226     45,569       65,708    96,189    28,986     270,881
                      ================ ======= ========== ============= ======== ========== =========== =========

Amounts not recorded:
                                                FROM 2009 TO 2011
                                ================================================
EXPECTATION OF REALIZATION           PARENT COMPANY           CONSOLIDATED
==========================      ======================    ======================
Income tax                               85,091                 118,845
Social contribution                      32,974                  43,927
                                ======================    ======================
                                        118,065                 162,772
                                ======================    ======================

Based on an opinion issued in September 2002 by SRF (COSIT Opinion 26/02) and decisions of the 1st, 2nd and 6th Federal Revenue Regional Superintendencies
(SRF), the subsidiary Enersul claimed the right at the administrative level to defer taxes on RTE (recovery of rationing losses and free energy), as well as spot market (MAE).

Through Notification 005/04, the Company was informed of Decision 03.103/03 issued by the Federal Tax Department's Regional Office in Campo Grande - MS, approving the request for deferral of the above mentioned revenues in respect of the related federal taxes.

In view of the above, the Company recorded the tax credits in Enersul, originally written-off in 2001, and the following deferred tax liabilities were recognized.

                             ===================================================
                                       PARENT COMPANY           CONSOLIDATED
                             ============================== ====================
LIABILITY                         06/04          03/04          06/04      03/04
============================ ================ ============= ============= ======

Income tax                       29,755          31,931        53,120    58,449
 Social contribution             12,415          13,942        20,788    23,489
PIS                                   -               -         1,861     1,463
COFINS                                -               -         8,706     6,746
                             ================ ============= ==========   =======
                                 42,170          45,873        84,475    90,147
Current liabilities                   -               -       (24,779)  (29,470)
                             ================ ============= ==========   =======
Long-term liabilities            42,170          45,873        59,696    60,677
                             ================ ============= ==========   =======

9. ASSOCIATED COMPANIES, SUBSIDIARIES AND PARENT COMPANIES

                                PARENT COMPANY
              ========================================================
                   ASSETS        LIABILITIES           RESULTS
              ================= ================= ====================
              OTHER RECEIVABLES  OTHER PAYABLES    ELECTRIC ENERGY
              ===================================
                                                     FOR RESALE
                                                   =============
RELATED
 PARTY         06/04    03/04   06/04     03/04   06/04    03/04
=========     =======  ======= =======   ======= =======  =======
MAGISTRA         50        5       --       --       --       --
ENERSUL         750      809      103       50       --       --
ESCELSAPAR       68        7       95       --       --       --
CESA            621    1,295       --       --    1,420      710
ENETRADE         --       --       --       --   41,756   19,571
OTHER           523      533       --       --       --       --
              =======  ======= =======   ======= =======  =======
              2,012    2,649      198       50   43,176   20,281
              =======  ======= =======   ======= =======  =======



                ===============================================
                                  CONSOLIDATED
                ===============================================
                        ASSETS                   RESULTS
                ====================== ========================
                      LOANS AND               ELECTRIC ENERGY
  RELATED             FINANCING                FOR RESALE
   PARTY         06/04       03/04           06/04        03/04
=========      ========     ========        =======      ========
ESC 90          79,321       77,286               -            -
ENETRADE             -            -          76,985       39,479
OTHER              322          427               -            -
               ========     ========        =======      ========
                79,643       77,713          76,985       39,479
               ========     ========        =======      ========


9.1 - Other receivables and payables

These transactions basically refer to the transfer of costs of related companies, including administrative, technical and scientific cooperation activities.

9.2 - Energy purchased for resale

ENERTRADE

On December 23, 2002, ESCELSA and its indirect subsidiary ENERSUL signed with ENERTRADE - Comercializadora de Energia S.A. an agreement for the purchase and sale of electric energy, effective from January 1, 2003 to December 31, 2012, covering, for the parent company, an average of 11.45 MW in 2003 and 52 MW as from 2004, and for ENERSUL an average of 35 MW at prices of R$ 85.67/MWh (ESCELSA) and R$ 80.21/MWh (ENERSUL), altered on February 19 and March 20, 2003, to R$ 83.73/MWh and R$ 79.77/MWh, respectively.

These prices were established according to the rules on the Normative Value
(VN), applicable at the time the agreements were entered into and submitted for registration with ANEEL.

During the tariff adjustment process of ESCELSA, the Company learned that ANEEL did not approve the amount of the agreement and fixed the amount of R$ 74.79/MWh (base date: December 2002), taking into consideration its Technical Notes.

During the tariff adjustment process, ENERSUL requested the transfer to the tariff of the agreement amount restated through April 2003, that is, R$ 104.74/MWh, based on current legislation. However, ANEEL recognized only R$ 84.33/MWh, the average price in the Southeast region auctions for six-year agreements.

On April 25, 2003 and August 29, 2003, ENERSUL and ESCELSA, respectively, entered administrative appeals claiming the full amount of the agreement, for recognition in the tariff, using the following arguments:

a) ENERSUL: (i) absence of rules for recognizing only R$ 84.33/MWh; (ii) the cost of energy purchased limited by the VN methodology should be transferred to the electric energy tariffs, as determined by the 5th and 6th subclauses, of clause 7 of the Concession Agreement.

b) ESCELSA: (i) no market price references concerning long-term agreements besides the marginal cost of expansion; (ii) the equivalence of contracted price with VN, which is lower than the marginal cost of expansion, is aligned with the low tariffs provided by the Concession Agreement; and (iii) the long-term agreement assures stable and foreseeable prices to final consumers.

Through Official Letters 1769/03 and 1779/03-SFF/ANEEL, ANEEL did not approve the ENERSUL and ESCELSA agreements, and confirmed the previous understanding to recognize R$ 79.48/MWh with the base date of March 2003 and R$ 74.79/MWh with the base date of December 2002, for each of the companies.

ENERTRADE submitted the issue to the Judiciary, obtaining a favorable decision in Bill of Review 2004.01.00.007.806-5/DF, which determined the annulment of the effects of Letters 1769/03 and 1779/03-SFF/ANEEL and approved the agreements for all legal purposes, until a definite pronouncement of the Judiciary. This decision was the object of notification through Letter 166/ENERTRADE, dated March 15, 2004.

The subsidiary ENERSUL through Letter CT-PR-5/04, reported such decision to ANEEL, with reiteration of the request for recognition of the amounts of R$ 104.69/MWh in April 2003 and R$ 109.52/MWh in April 2004, in the tariff adjustment process in course, which is still pending reply from that Agency.

On May 21, 2004, in the Periodical Tariff Review process, ESCELSA, through letter CT-PR - 18/04, reiterated the request to repass to the tariffs the contract amounts, signed on December 23, 2002 with ENERTRADE, based on the decision of the judiciary power which determined that ANEEL approve the mentioned contract.

In the first half of 2004, the price differences in question amounted to R$ 6,233 thousand for ESCELSA and R$ 4,220 thousand for ENERSUL, recorded in operating expenses.

The administrative decisions on the appeals are pending judgment, and possible judicial solutions are applicable, in case of unfavorable decisions.

CESA

ESCELSA has an agreement for the purchase and sale of electric energy, effective as from August 1, 2001 to December 25, 2025, for the average of 2.57 MW, as from September 19, 2001, at the price of R$ 93.07/MWh, altered on August 7, 2003 to
2.80 MW, at the price of R$ 116.12/MWh, effective as from February 25, 2003, already recognized in the tariff approved by ANEEL.

COSTA RICA ENERGETICA S.A.

The subsidiary ENERSUL has an agreement for the purchase and sale of electric energy with Costa Rica, recognized by ANEEL, effective as from March 1, 1999, for the average of 10.33 MW, altered on April 8, 2003, at the price of R$ 89.30/MWh.

9.3 - Loans and financing

The consolidated financial statements show basically the balance of loans between the subsidiary MAGISTRA and related company ESC90, which were made under similar conditions applied to financing transactions practiced by the national financial market.

The conditions of the two main loans are as follows:

         1o)  Interest:  Long-term Interest rate (TJLP) + 4% p.a.;
              Maturity:  November 2004;
              Balance:   R$ 6,613 (R$ 6,399 on March 31, 2004)


         2o)  Interest:  100% of Interbank Deposit Certificate (CDI);
              Maturity:  various up to the end of 2004;
              Balance:   R$ 72,708 (R$ 70,887 on March 31, 2004)


The financial income of MAGISTRA from the related company ESC90 of R$ 5,597 (R$ 7,392 - consolidated at June 30, 2003), is recorded in other financial income. The loans are guaranteed by promissory notes equivalent to 125% of the principal.

The Company does not engage in transactions or agreements with related parties under terms or conditions more/less favorable than would be exercised with third parties.



10. OTHER RECEIVABLES - UTE CAMPO GRANDE

                                             CONSOLIDATED
                                        =====================
                                           06/04      03/04
                                        ==========   =========
At the beginning of the quarter           49,446      49,116
Payments                                     845       1,218
Adjustment to market value                (4,541)       (888)
                                        ==========   =========
At the end of the quarter                 45,750      49,446
                                        ==========   =========

As a result of the decision of ENERSUL management to sell the asset, an analysis was undertaken of all the costs incurred with the project, including the thermoelectric plant, substations and associated distribution lines, resulting in a provision to reduce the assets to their market value. The Company expects to sell the asset during 2004.

11. INVESTMENTS

                                                             PARENT COMPANY       CONSOLIDATED
                                                        ===================== ====================
                                                          06/04       03/04      06/04     03/04
                                                        ========== ========== =========== ========
Equity investments:
  Stated on the equity method:
    MAGISTRA PARTICIPACOES S.A........................    916,845     921,158         -          -
    TV A CABO VITORIA - TVIX S.A......................       (315)      (275)         -          -
    ESCELSA PARTICIPACOES S.A. - ESCELSAPAR...........        473        799          -          -
                                                        ========== ========== =========== ========
                                                          917,003    921,682          -          -
                                                        ========== ========== =========== ========
Goodwill on investments purchased:
  Goodwill............................................          -          -    393,618    393,618
  Amortization........................................          -          -    (41,496)   (37,881)
                                                        ========== ========== =========== ========
                                                                -          -    352,122    355,737
                                                        ========== ========== =========== ========
Other investments, studies and projects                     2,593      2,590      2,653      2,652
                                                        ========== ========== =========== ========
TOTAL                                                     919,596    924,272    354,775    358,389


The goodwill recorded by the wholly-owned subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL, is based on the company's future profitability over the period of the ENERSUL concession (thirty years) and is being amortized proportionally to the company's projected result, discounted to present value, at the purchase date of the investment.

Additional information on investments stated on the equity method of accounting:



                                            MAGISTRA                   TVIX                 ESCELSAPAR
                                   ================================ =====================   ====================
                                         06/04           03/04         06/04      03/04       06/04      03/04
                                   ================== ============= =========== =========   ========== =========
Class of shares                               Common     Common        Common     Common     Common     Common
  Total shares                           473,203,348   473,203,348      1,540     1,540      1,000       1,000
  Total shares of Escelsa                473,203,348   473,203,348      1,500     1,500      1,000       1,000
  Participation                                 100%          100%      97.40%    97.40%      100%         100%
Capital stock                                668,483       668,483      1,540     1,540      2,800       2,800
                                   ================== ============= =========== ========= = ========== =========
Shareholders' equity                         916,845       921,158       (321)     (280)       473         799
                                   ================== ============= =========== ========= = ========== =========
Results for the year                          20,062        17,442        (75)      (35)      (865)       (539)
                                   ================== ============= =========== ========= = ========== =========
Investment value                             916,845       921,158       (315)     (275)       473         799
                                   ================== ============= =========== ========= = ========== =========
Equity in the results                         20,062        17,442        (75)      (34)      (865)       (539)
                                   ================== ============= =========== ========= = ========== =========

12. PROPERTY AND EQUIPMENT



                                          PARENT COMPANY    Annual average rates        CONSOLIDATED
                                     ===================                           ========================
                                         06/04     03/04       of depreciation         06/04         03/04
                                    =========== ==========  ====================   ============  ==========
IN SERVICE:
   Generation...................        106,323    106,310          2.40%             257,694      203,778
   Transmission.................         15,492     15,495          2.94%              15,492       15,495
   Distribution.................      1,091,521  1,081,130          4.30%           2,078,285    2,053,034
   Selling......................          4,301      4,301          8.74%               7,971        7,863
   Administration...............        132,610    128,873          8.18%             265,794      261,813
                                    =========== ==========  ====================   ============  ==========
                                      1,350,247  1,336,109          4.52%           2,625,236    2,541,983
                                    =========== ==========  ====================   ============  ==========

(-) DEPRECIATION
   Generation...................        (66,548)   (65,927)                          (112,235)   (110,090)
   Transmission.................         (7,496)    (7,392)                            (7,496)     (7,392)
   Distribution.................       (445,089)  (435,536)                          (843,733)   (824,057)
   Selling......................         (3,147)    (3,060)                            (4,105)     (3,931)
   Administration...............        (69,262)   (67,625)                          (132,251)   (128,552)
                                    =========== ============                       ============  =========
                                       (591,542)  (579,540)                        (1,099,820) (1,074,022)
                                    =========== ============                       ============  =========
                                        758,705    756,569                          1,525,416   1,467,961
IN PROGRESS:
   Generation...................          4,034      3,841                             60,792     108,870
   Transmission.................          3,792      3,395                              3,792       3,395
   Distribution.................         80,147     79,145                            120,724     117,010
   Selling......................              -          -                                  8         163
   Administration...............          4,085      7,778                              8,560      11,628
                                    =========== ============                       ============   ========
                                         92,058     94,159                            193,876     241,066
                                    =========== ============                       ============ ==========
 TOTAL                                  850,763    850,728                          1,719,292   1,709,027
                                    =========== ============                       ============ ==========
Obligations related to the
concession......................       (106,788)  (105,782)                          (216,275)   (211,562)
                                    =========== ============                       ============ ==========
                                        743,975    744,946                          1,503,017   1,497,465
                                    =========== ============                       ============ ==========

Obligations related to the concession are as follows:


                                            PARENT COMPANY      CONSOLIDATED
                                          ==================  ================
                                          06/04      03/04     06/04   03/04
                                          =======  ========   ======= =======

Consumer contributions.............       75,735    74,730    108,336 106,255
Donations and subsidies............       25,795    25,795     76,304  73,673
Federal participation..............        5,258     5,257     31,635  31,634
                                         ========  ========   ======= =======
TOTAL                                    106,788   105,782    216,275 211,562
                                         ========  ========   ======= =======

The obligations related to the concession of the public service of electric energy are represented by government amounts, donations not subject to any return to the donor, and subventions and contributions received from consumers intended for investments in the distribution activity.

The maturity date of these obligations is determined by the Regulating Agency, which settlement will occur at the end of the concession. As from January 1, 2002, the balance of this account is being presented as a reduction of property and equipment.



13. SUPPLIERS


                                PARENT COMPANY            CONSOLIDATED
                                ==============          ================
         CURRENT                06/04   03/04           06/04     03/04
 ========================       ======  ======          ======== =======
 Electric Energy supply:
   FURNAS.................      21,485  23,004           21,485   23,004
   ITAIPU.................      28,507  26,475           40,194   37,282
   ENERTRADE..............       8,751   8,825           13,770   17,692
   TRACTEBEL..............           -       -            7,703    8,370
   ELETROSUL..............           -       -            1,605    1,381
   ONS,MAE and ASMAE......       9,824  10,124           10,127   13,851
   Free energy............      12,765  22,095           22,929   33,972
   Other..................         320     327           10,745    4,585
                                ======  ======          ======== =======
                                81,652  90,850          128,558  140,137
Material and service
  providers...............      11,877   8,926           22,843   20,484
                                ======  ======          ======== =======
  TOTAL                         93,529  99,776          151,401  160,621
                                ======  ======          ======== =======

         LONG-TERM
==========================
Energy supply:
  Free energy.............      60,055  55,362           80,565   78,553
                                ======  ======          ======== =======
                                60,055  55,362           80,565   78,553
                                ======  ======          ======== =======

14. LOANS AND FINANCING


                                                           PARENT COMPANY
==========================================================================================================================
                            AVERAGE            AMORTIZATION                06/ 04                        03/ 04
                             ANNUAL         ================ =============================== ===============================
    DESCRIPTION          INTEREST RATE     TYPE    PERIOD    Charges   Current   Long-term    Charges   Current   Long-term
                                           (*)
============================================================ =============================== ===============================
Local currency:
  Brazilian Electricity
   Company (ELETROBRAS)    5.0%-7.0%        M  05/99 to 08/07      -     1,948       3,613         -       2,017        4,017
  National Economic
  Development Bank (BNDES) TJLP + 3.8%      M  11/99 to 10/10    401    40,470      63,713       462      39,108       73,438
  BNDES-Perdas Rac.        SELIC+1.0%       M  03/02 to 01/06    528    50,069     126,592       618      39,541      127,971
  Banco Pactual            CDI+1.85%        M  12/03 to 12/04      -    34,141           -         -      58,685            -
  Banco Pactual            CDI+1.75%        M  02/04 to 02/05      -    11,444           -         -      14,098            -
  Banco do Brasil           115% CDI        U      05/04           -         -           -         -      15,000            -
  BRADESCO                  110% CDI        U      06/04           -         -           -         -       8,207            -
  ItauBBA                  CDI+1.75%        M  01/04 to 03/05      -    16,028           -         -      15,454            -
  ItauBBA                  CDI+1.75%        M  01/04 to 02/05      -    26,757           -         -      25,802            -
                                                           ================================= =================================
                                                                 929   180,857     193,918     1,080     217,912      205,426
                                                           ================================= =================================
Foreign currency:
  BNDES                UM BNDES + 3.5%      M  09/01 to 10/10    171    12,285      13,215       183      11,438       15,407
  Senior Notes             10.0%            U      07/07      61,380         -   1,339,202    26,114           -    1,253,485
                                                           ================================= =================================
                                                              61,551    12,285   1,352,417    26,297      11,438    1,268,892
                                                           ================================= =================================
TOTAL                                                         62,480   193,142   1,546,335    27,377     229,350    1,474,318
                                                           ================================= =================================


                                                         CONSOLIDATED
==========================================================================================================================
                          AVERAGE            AMORTIZATION                06/ 04                        03/ 04
                           ANNUAL          ===============================================================================
    DESCRIPTION        INTEREST RATE       TYPE   PERIOD    Charges   Current   Long-term    Charges   Current   Long-term
                                           (*)
==========================================================================================================================
Local currency:

  ELETROBRAS - ESCELSA  5.0%-7.0%        M    05/99 to 07/07   -      1,948      3,613         -       2,017    4,017
  ELETROBRAS -ENERSUL   6.0%-12.0%       M    12/97 to 05/22   170   12,433     33,209         315    13,621   35,109
  BNDES - ESCELSA       TJLP + 3.8%      M    10/99 to 10/10   401   40,470     63,713         462    39,108   73,438
  BNDES - MAGISTRA      TJLP + 4.0%      S    11/99 to 11/04   246   21,020          -       1,516    41,672        -
  BNDES - ENERSUL       TJLP + 3.85%     M    09/01 to 02/08   200   13,968     37,250         157    13,846   40,386
  BNDES - ENERSUL       TJLP + 4.00%     M    02/00 to 04/04     -        -          -           -        83        -
  BNDES-Perdas Rac.     SELIC + 1.0%     M    02/02 to 06/06   880   62,780    198,010       1,027    40,782  175,070
  BNDES-CVA.            SELIC + 1.0%     M    05/04 to 04/06   193   14,016     13,603           -    23,154   43,618
  BNDES-ALFA            TJLP + 4.00%     M    10/01 to 09/07    94    5,859     17,574          99     3,871   19,356
  BNDES-CESA            TJLP + 4.5%      M    07/04 to 07/12   135    4,058     28,398         143     3,016   29,156
  BCO BRASIL-FCO           11.20%        M    11/04 to 11/13   572    1,944     28,056         569     1,111   28,889
  BCO Pactual           CDI + 1.85%      M    12/03 to 12/04     -   34,141          -           -    58,685        -
  BCO Pactual           CDI + 1.75%      M    02/04 to 02/05     -   11,444          -           -    14,098        -
  BCO BRASIL            115% CDI         U    05/04              -        -          -           -    15,000        -
  BRADESCO              110% CDI         U    06/04              -        -          -           -     8,207        -
  Itai BBA              CDI + 1.75%      M    01/04 to 03/05     -   16,028          -           -    15,454        -
  Itai BBA              CDI + 1.75%      M    01/04 to 02/05     -   26,757          -           -    25,802        -
  BCO BRASIL            115% CDI         U    05/04              -   10,000          -           -    10,000        -
  BCO HSBC              110% CDI         M    02/01 to 07/04    23        -          -          25         -        -
  BCO SAFRA             115% CDI         M    05/04             27   10,000          -          27    10,000        -
  FUNDACAO ENERSUL      10%              M    07/98 to 11/13   112    3,458     15,534         116     3,206   16,187
  OTHER                 1.35%            M    05/00 to 06/09     -        -      1,225           -         -    1,183
                                                             ============================ ===========================
TOTAL                                                        3,053  290,324    440,185       4,456    342,733 466,409
                                                             ============================ ===========================


Foreign currency:

  SENIOR NOTES          10.0%            U    07/07         61,380        -  1,339,202      26,114        - 1,253,485
  BNDES                 UMBNDES +3.5%    M    09/01 to 10/10   171   12,285     13,215         183    11,438   15,407
  BNDES-CESA            UMBNDES          M    07/04 to 07/12   198      964      7,459         189       662    7,281
  BNDES-ALFA            TJLP +4.00%      M    11/04 to 10/07   140    1,395      4,881         128       822    5,096
  BRADESCO(**)          6.50%-6.90%      M    11/02 to 11/04   426    6,828          -         482    10,620        -
  UNIBANCO(**)          2.40% to 5.0%    M    03/06             73    7,523      5,642          12     7,283    7,238
  EUROPEAN INVEST BANK  LIBORtri +
                          4.0%-5.0%      S    12/02 to 03/09   141    9,153     28,137         667     8,568   30,302
  STN-DM LP             LIBORsem
                          + 4.5%-8.2%    S    10/96 to 04/24   406    3,461     37,777         869     3,238   36,979
  BBA FMO(**)           8.90%            S    03/02 to 09/07   290    5,448      6,056          67     5,455    5,829
  ITAU BBA(**)          4.0%             U    03/05            378   41,367          -          25    14,088        -
  BRADESCO(**)          11.55%           M    12/03 to 11/05   559    7,743      3,226         306     7,662    5,108
                                                            ==========================================================
                                                            64,162   96,167  1,445,595      29,042    69,836 1,366,725
                                                            ==========================================================
                                                            -----------------------------  ---------------------------
                                                            67,215  386,491  1,885,780      33,498   412,569 1,833,134
                                                            ----------------------------------------------------------
Long-term charges
  BRADESCO(*)           11.55%           M    12/03 TO 11/05   233        -          -         217         -         -
  UNBANCO(*)            2.40% to 5.0%    M    03/06             55        -          -           -         -         -
                                                            =============================  ===========================
                                                               288        -          -         217          -         -
                                                            =============================  ===========================
                                                            67,503  386,591  1,885,780      33,715   412,569 1,833,134
                                                            =============================  ===========================


(*) principal amortization type
U = Single
M = Monthly
S = Half-yearly

(**) Loans protected by swap contracts against foreign exchange variations.

14.1) The issuance of bonds abroad refers to the funding obtained through Senior Notes, in a total equivalent to US$ 430,958 thousand, falling due in a single installment in 2007, with interest of 10% p.a., payable on a semiannual basis, on January 15 and July 15 of each year. On May 21, 1998, these Notes were registered with the Securities and Exchange Commission (SEC), in the United States of America, in accordance with the Securities Act of 1933.

The indirect controlling shareholder EDP - Electricidade de Portugal S.A. made a public offer for the acquisition and request of waiver related to the Notes, having acquired the principal of US$ 205,796 thousand, with settlement on December 23, 2002. Before making such offer, EDP held a total of US$ 151,575 thousand in Notes, representing, approximately, 35% of the total issue. Thus EDP became the holder of a total of US$ 357,371 thousand in Notes, representing approximately 83% of the total issue, and the main covenants relating to these Senior Notes were removed. ESCELSA eliminated all obligations inherent to this issuance.

14.2) ESCELSA and ENERSUL loans due to ELETROBRAS, BNDES and Banco do Brasil - FCO are guaranteed by accounts receivable. The ENERSUL loans from the Secretariat of the National Treasury (STN) are guaranteed by direct debit, of receivables, of the government of the State of Mato Grosso do Sul and part by cash deposit. Other loans are guaranteed by promissory notes. The MAGISTRA loan payable to the BNDES is guaranteed by ENERSUL shares in escrow.

14.3) The breakdown of loans and financing by currency is as follows:


                                  PARENT COMPANY            CONSOLIDATED
                              =======================   =======================
                                 06/04       03/04         06/04       03/04
                              ==========  ===========   ==========  ===========
Local currency..............    374,775      423,338       730,509    809,142
Foreign currency............  1,364,702    1,280,330     1,541,762  1,436,561
                              =========    =========    ==========  =========
 TOTAL......................  1,739,477    1,703,668     2,272,271  2,245,703
                              =========    =========    ==========  =========

14.4) The percentage variation of the main indicators used for updating the loans and financing are as follows:

            Currency/Indicators                              06/04       06/03
=======================================================    =========  ==========
US$ x R$...............................................      7.56%      -18.72%
IGP-M..................................................      6.78%        5.90%
Consumer Price Index (INPC)............................      3.14%        7.84%
Long-term Interest Rate (TJLP).........................      9.75%       12.00%
SELIC..................................................      7.60%       11.82%
Monetary Unit of BNDES (UMBNDES).......................      7.27%      -18.27%
Interbank Deposit Certificate (CDI)....................      7.57%       11.78%



14.5) Maturity of short and long-term installments is as follows:





        Maturity                  Parent Company                      Consolidated
=======================  ===========================  =======================================
                                                 Type of currency
                        ======================================================================
CURRENT                   Local       Foreign     Total       Local       Foreign      Total
                        ========      ======== =========    ========    =========   ==========
2004.................    77,929        6,038      83,967     141,391       30,586     171,977
2005.................   102,928        6,247     109,175     148,933       65,581     214,514
                        ========      ======== =========    ========    =========   ==========
                        180,857       12,285     193,142     290,324       96,167     386,491
                        ========      ======== =========    ========    =========   ==========
LONG-TERM
2005.................    48,706        6,246      54,952       83,153      23,648     106,801
2006.................    75,309        4,580      79,889      134,761      23,484     158,245
2007.................    58,682    1,339,825   1,398,507      115,623   1,356,131   1,471,754
2008.................     4,106          623       4,729       49,023       9,146      58,169
2009.................     4,066          623       4,689       15,252       4,289      19,541
2010.................     3,048          521       3,569       14,234       3,568      17,802
2011.................         -            -           -       11,186       3,047      14,233
2012.................         -            -           -        8,099       2,080      10,179
2013.................         -            -           -        4,315         941       5,256
After 2013...........         -            -           -        4,539      19,261      23,800
                        ========    ========== =========    =========   =========   ==========
                        193,917     1,352,418  1,546,335      440,185   1,445,595   1,885,780
                        ========    ========== =========    =========   =========   ==========
 TOTAL                  374,774     1,364,703  1,739,477      730,509   1,541,762   2,272,271
                        ========    ========== =========    =========   =========   ==========


15. PROVISION FOR CONTINGENCIES




       Contingency                                           CONSOLIDATED
                            ===============================================================================
                                              06/04                                       03/04
                            ======================================  =======================================
                                      Provision                                Provision
                            ============================  Judicial  ============================   Judicial
                            In the quarter   Accumulated   deposit   In the quarter  Accumulated    deposit
                            ==============  ============ =========  ===============  ===========  =========

Long-term:
  Labor..............               277          27,598     18,815            155       27,321      17,644
  Civil..............               167          16,942     16,650            762       16,775      15,924
  Tax................             6,098         169,521    113,239          8,508      161,990     108,595
                            ==============  ============ =========  ===============  ===========  =========
Total                             6,542         214,061    148,704          9,425      206,086     142,163
                            ==============  ============ =========  ===============  ===========  =========


       Contingency                                           CONSOLIDATED
                            ===============================================================================
                                              06/04                                       03/04
                            ======================================  =======================================
                                      Provision                                Provision
                            ============================  Judicial  ============================   Judicial
                            In the quarter   Accumulated   deposit   In the quarter  Accumulated    deposit
                            ==============   ===========  ========   ==============  ===========   ========
Long-term:
  Labor...............              277          27,598     18,815            155        27,321      17,644
  Civil................             167          16,942     16,650            762        16,775      15,924
  Tax................             6,098         169,521    113,239          8,508       161,990     108,595
                            ==============  ============ =========  ===============  ===========  =========
Total                             6,542         214,061    148,704          9,425       206,086     142,163
                            ==============  ============ =========  ===============  ===========  =========


It is management's understanding that the provisions recorded are sufficient to cover probable losses from ongoing lawsuits. Based on the opinion of the Company's legal advisors, all lawsuits for which the probability of a favorable outcome was considered to be remote were provided for.

Furthermore, there are labor, civil and fiscal claims pending decision, in the total amount of R$ 36,639 (R$ 29,027 at March 31, 2004), for which the chances of a favorable outcome were considered to be possible and for which no provisions were recorded in the financial statements.



16.  CAPITAL AND RESERVES

In accordance with its by-laws, the Company is authorized to operate with up to R$ 1,000,000 in capital, of which R$ 153,947 is subscribed and paid up.

At June 30, 2004, capital was represented by 4,550,833 nominative common shares, with no par value, held as follows:


                                             Quantity of                %
                                    =============================  ==========
Shareholders                           shares      shareholders     holding
=================================   =============================  ==========
IVEN S.A                              2,378,671         1             52.27
GTD PARTICIPACOES  S.A                1,137,709         1             25.00
Fundacao Banco Central - CENTRUS        275,678         1              6.06
CINVES                                   66,366         1              1.46
Other                                   692,409       201             15.21
                                    ===========  ==========        ==========
TOTAL                                 4,550,833       205            100.00
                                    ===========  ==========        ==========



Composition of reserves:


                                                            06/04        03/04
                                                          =========    =========
CAPITAL RESERVE
  Interest on construction in progress                     65,687       65,687
                                                          =========    =========
TOTAL                                                      65,687       65,687
                                                          =========    =========
REVENUE RESERVES
  Legal                                                     8,847        8,847
  Retention of profits                                    126,061      126,061
                                                          ---------    ---------
TOTAL                                                     134,908      134,908
                                                          =========    =========


17.  CHANGES IN SHAREHOLDERS' EQUITY - PARENT COMPANY AND CONSOLIDATED




                                                                               FUNDS
                                                                                FOR
                                        CAPITAL    REVENUE       RETAINED     CAPITAL
                              CAPITAL   RESERVE    RESERVES      EARNINGS     INCREASE      TOTAL
                             ========= ========== ============ ============ =========== =============
AT MARCH 31, 2004             153,947   65,687      134,908         12,057        3,387    369,986
 Loss for the quarter               -          -       -         (  45,541)           -    (45,541)
                             ========= ========== ============ ============ =========== ============
AT JUNE 30, 2004              153,947   65,687      134,908      (  33,484)       3,387    324,445
                             ========= ========== ============ ============ =========== =============


18. COST OF ASSETS AND/OR SERVICES AND OPERATING EXPENSES



                                                      PARENT COMPANY
===============================================================================================================
                                           COST OF SERVICE             OPERATING EXPENSES
                               ===================================== =======================
                                  WITH                    OTHER                 GENERAL           TOTAL
                                ELECTRIC                 OPERATING                AND        ==================
        DESCRIPTION              ENERGY    OPERATION     EXPENSES     SELLING ADMINISTRATIVE  06/04    06/03
============================== ========== ============ ============= ======================= ======= ==========
Electric energy purchased
for resale                       216,952          -               -      -              -    216,952   204,002
Charges for the use of
transmission and
distribution system               48,893          -               -      -              -     48,893    40,849
Personnel and management               -       24,920             -      99        10,685     35,704    32,420
Pension plan                           -          967             -      -            495      1,462       823
Material                               -        2,519             -      -          2,288      4,807     3,603
Third-party services                   -       14,839             -      1          4,186     19,026    15,181
Depreciation and amortization          -       25,032             1      -          5,234     30,267    29,332
Allowance for doubtful
accounts                               -        5,949             -      -              -      5,949     9,038
Provisions for contingencies           -          -               -      -          3,854      3,854    14,001
CDE                                    -          -          13,744      -              -     13,744         -
CCC                                    -          -          21,387      -              -     21,387    21,070
Other                                  -        3,134         5,798      82         3,356     12,370    13,935
============================== ============= ============ ========== =========== =========== ======== =========
            TOTAL                265,845       77,360        40,930     182        30,098    414,415   384,254
============================== ============= ============ ========== =========== =========== ======== =========



                                                          CONSOLIDATED
===============================================================================================================
                                           COST OF SERVICE                 EXPENSES
                               ===================================== =======================
                                  WITH                    OTHER                 GENERAL           TOTAL
                                ELECTRIC                 OPERATING                AND        ==================
        DESCRIPTION              ENERGY    OPERATION     EXPENSES     SELLING ADMINISTRATIVE  06/04    06/03
============================== ========== ============ ============= ======================= ======= ==========
Electric energy purchased for
  resale                         330,351         -              -         -              -    330,351  297,288
Charges for the use of
  transmission and
  distribution system             75,834         -              -         -              -     75,834   61,726
Personnel and management               -    44,812            826        99         19,713     65,450   58,144
Pension plan                           -     1,601              -         -            749      2,350    1,535
Material                               -     4,739             11         -          4,341      9,091    7,713
Third-party services                   -    26,799            186         1          7,554     34,540   30,520
Raw materials/inputs for
electric energy generation             -     1,916              -         -              -      1,916    2,033
Depreciation and amortization          -    48,936          7,764         -         10,130     66,830   58,144
Provisions                             -    10,415              -         -              -     10,415   13,006
Provisions for contingencies           -         -          1,454         -          5,340      6,794   19,877
CDE                                    -         -         21,417         -              -     21,417        -
CCC                                    -         -         32,020         -              -     32,020   32,916
Other                                  -     6,284          7,802       130          5,177     19,393   22,130
============================   ========== =========     ==========   ========    ==========   ======== ========
            TOTAL                406,185   145,502          71,480      230         53,004    676,401  605,032
============================   ========== =========     ==========   ========    ==========   ======== ========


19. INCOME TAX AND SOCIAL CONTRIBUTION



                                                        PARENT COMPANY                               CONSOLIDATED
                                          ==========================================  ============================================
                                                 06/04                   06/03               06/04                 06/03
                                          ====================  ====================  ======================  ====================
                                             IR         CS         IR          CS         IR        CS            IR        CS
                                          ========  ==========  ==========  ========  ==========  ==========  =========  =========
Net income (loss) before income tax
and social contribution......            (52,317)    (52,317)    286,675    286,675    (21,284)    (21,284)    300,231    300,23
Tax rate...............................       25%          9%         25%         9%        25%          9%         25%        9%
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
                                         (13,079)     (4,709)     71,669     25,801     (5,321)     (1,916)     75,058    27,021
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
ADDITIONS (EXCLUSIONS).................
Equity in the results..................  (19,122)    (19,122)     (3,787)    (3,787)   (19,122)    (19,122)     (3,787)   (3,787)
Interest on constructions..............        -           -           -          -          -           -         860       860
Other additions........................   17,818      11,126      25,222     20,409     23,128      38,444      59,648    52,566
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
                                          (1,304)     (7,996)     21,435     16,622      4,006      19,322      56,721    49,639
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
Tax rate...............................       25%          9%         25%         9%        25%          9%         25%        9%
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
                                            (326)       (720)      5,359      1,496      1,002       1,739      14,180     4,468
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
Unrecorded tax credits                         -           -           -       (910)         -           -           -      (910)
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========
Effect on results                        (13,405)     (5,428)     77,028     26,387     (4,320)       (177)     89,238    30,578
                                         =========  ==========  ==========  ========= ==========  ==========  ========== =========


20.  PENSION PLAN

The Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, the main purpose of which is to complement the benefits granted by the official social security to the Company's employees, through two benefit plans: a Defined Benefit Plan (Plan I) and a Defined Contribution Plan (Plan II).

The mathematical reserves of these plans are calculated actuarially according to the capitalization method, and revised annually.

The table below shows the number of participants in each plan:

                                                    PLAN I     PLAN II   TOTAL
                                                   =======    ========  =======
Active participants                                    30       1,369    1,399
                                                   =======    ========  =======
Assisted participants:
  Retirees                                            622         147      769
  Pension beneficiaries                               113           8      121
                                                   =======    ========  =======
                                                      735         155      890
                                                   =======    ========  =======
Total                                                 765       1,524     2,289
                                                   =======    ========  =======

As sponsor, ESCELSA contributes with a monthly amount proportional to the contribution of the participants in the ESCELSOS Foundation, in accordance with that established in each plan, limited to 7% of the total payroll. Up to the second quarter of 2004, ESCELSA contributed R$ 1,462 (R$ 1,281 in 2003).

As established in CVM Deliberation 371/00, as from January 1, 2002, publicly listed companies are required to record liabilities related to post-employment benefits, based on rules set forth by NPC (Accounts Procedure Rule) Pronouncement 26 issued by the Institute of Independent Auditors of Brazil (IBRACON).

To meet this requirement, ESCELSA commissioned independent actuaries to evaluate such benefits, based on the Projected Unit Credit Method.

Taking into consideration article 84, of such Deliberation, the present value of the actuarial liabilities (health care, retirement incentive and life insurance) of ESCELSA not covered at December 31, 2002 was recalculated. The balance activity up to the first quarter of 2004 is as follows:

                                  CONSOLIDATED
                                  ============


Present value of actuarial obligations
  not covered.................................   (53,575)
Net unrecognized losses.......................    19,751
                                                =========
Liabilities recognized on December 31, 2003...   (33,824)
Realized during the period....................     1,481
                                                =========
Liabilities recognized on June 30, 2004.......   (32,343)
Current.......................................     2,090
                                                =========
Long-term.....................................   (30,253)
                                                =========

The net amount of unrecognized losses corresponds to the net amount of the actuarial losses exceeding 10% of the present value of the actuarial obligations at December 31, 2003, which will be appropriated annually, during the period corresponding to the average remaining work period estimated for the employees who adhered to the Plan.

The actuarial assessments of ESCELSA and ENERSUL showed also that in the Plans the fair value of assets exceeds the present value of the fully or partially covered actuarial obligations, which, at December 31, 2003, amounted to R$ 28,079 (consolidated R$ 44,051).

However, the Companies' management, on a conservative basis, decided not to record these assets.

The fair value of assets used to calculate the actuarial assessment of ENERSUL does not include the amounts receivable from the sponsor, arising from the debt confession, in the amount of R$ 19,250 (12/31/2002). Taking into account this right in the calculation, the unrecognized asset at December 31, 2002, would increase to R$ 35,222 (R$ 64,301 in consolidated).


21. INSURANCE (Unaudited)

The following is a breakdown by risk type and by validity period of the main insurance policies:

                                                       INSURED        PREMIUM
RISKS                    VALIDITY                       AMOUNT         AMOUNT
======================   ========================     =========      =========
  Specific equipment     06/24/2004 to 06/23/2005      283,823           265
  Third-party liability  06/24/2004 to 06/23/2005        4,770            76

Specific equipment

The policy covers the generating stations and the substations, specifying the principal items of equipment, with the respective insured amounts and maximum reimbursement. Basic insurance coverage includes events such as fire, lightning and any kind of explosion, plus additional coverage against possible electrical damage, sundry risks and risks for electronic and information technology equipment.

Third-party liability

This policy covers involuntary personal or material damage suffered by third parties as a consequence of the Company's productive and/or commercial activities.

22.  FINANCIAL INSTRUMENTS

The Company's business comprises the distribution and sale of electric energy to customers within its concession area - the state of Espirito Santo - and, therefore, significant financial instruments are related to the following transactions:

(o) Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recomposition and, therefore, are not subject to adjustments to market values.

(o) Investments in short-term mutual funds and/or fixed income investments are recorded at approximate market values as they are adjusted for accrued interest on a pro-rata basis, and for a provision for losses when applicable.

(o) Equity interests in other companies are in most cases through shares that are not publicly traded.

(o) Loans and financing of the Company are mainly long term, since most of them are from specific funding sources.

22.1 Foreign exchange and interest rate risks

The book values of the main financial instruments in foreign currency are as follows:


                                     PARENT COMPANY         CONSOLIDATED
                                  ====================   ======================
                                    06/04      03/04        06/04       03/04
                                  =========  =========   =========    =========
Marketable securities               201,974    195,035     201,974      195,035

Long-term loans and financing     1,352,417  1,268,892   1,445,595    1,366,725

A portion of the loans and financing in local currency is comprised of financing from the government entities, ELETROBRAS and BNDES.

As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and the fact that there are no other financing sources or market options and/or means to estimate the market value thereof in light of the Company's business or sector specific circumstances, the market value for the portion comprised of domestic loans approximates book value, as do other financial assets and liabilities.

As mentioned in Note 14, foreign currency financing obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by this foreign exchange risk.

Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

The net exposure to foreign currency risks of the parent company's financial instruments is as follows:

                             BOOK VALUE                   MARKET VALUE
                        =====================       ===========================
                           06/04      03/04              06/04        3/4
                        ==========  =========       ============   ============
Senior Notes             1,339,202  1,253,485          1,276,183    1,240,950
US Dollar assets          (201,974)  (195,035)          (221,038)    (221,454)
                        ==========  =========       ============   ============
Net exposure             1,137,228  1,058,450          1,055,145    1,019,496
                        ==========  =========       ============   ============

The method used to determine the fair value of the Senior Notes obligation was the average market price, as of June 30, 2004, of the Senior Notes operations (Source: Sherman & Sterling), in New York, USA, and, for the U.S. dollar assets, the contract market price at the end of the period was used, which is equivalent to book value.

In addition, the Company had derivative contracts aimed at reducing the above mentioned net exposure, which resulted in monetary variations being recorded in the financial statements for realized and unrealized losses of R$ 3,660, as follows:

                                                                             PARAMETERS
                                 DATE                                         (RATES %)
 FINANCIAL          ==========================       INITIAL   ===================================================
INSTITUTION         OPERATION         MATURITY        AMOUNT           BANKS             ESCELSA      (Losses)
=============       ==========      ==========     =========   ==================================   ==============
ITAU/BBA            7/10/2003        7/14/2004       24,112    Exchange variation +3,50  100% CDI       (1,484)
ITAU/BBA            7/29/2003        7/14/2004       11,054    Exchange variation +4,50  100% CDI         (662)
PACTUAL             7/18/2003        7/14/2004       31,664    Exchange variation +1,70  100% CDI       (1,514)
                                                                                                    ==============
                                                                                                        (3,660)
                                                                                                    ==============



In the consolidated information, the loans and financing contracted by companies of the ESCELSA System were raised based on rates and charges usually practiced in the domestic and foreign markets for investment funding, for the electric energy sector in their concession areas.

The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange and interest rate risk, swap instruments were used to hedge a portion of these liabilities, with changes of indices, as described in Note 14.

These swap indices are CDI, plus interest between 0.95% p.a. and 3.35% p.a.


Considering the appreciation of the real against the U.S. dollar, these hedge transactions yielded losses of R$ 173, recognized in the financial statements, in monetary variations.

At June 30, 2004, the position of this debt was as follows:


                                             AMOUNT
                                   =========================      UNREALIZED
            LIABILITIES               BOOK VALUE     SWAP          LOSSES
=================================================  =========   ================
Loans and financing                     85,674      85,847           173



In the consolidated information, foreign currency debt totals R$ 83,833, the terms and conditions of which constitute a natural hedge, thus reducing the foreign exchange and interest rate risks to a minimum.

For the remaining contracts, given the specific nature of these transactions and the impossibility of determining a market value for this type of financial instrument, management estimates that the market values of these instruments are equal or similar to their book values.

To reach this estimate, the companies' management considered the evidences of risks inherent to the business, strategy and measures taken to manage the debt service.

22.2 Credit risk

There is a possibility that the Company will incur losses due to default of its customers.

To reduce this risk, the Company has the right to cut off the supply of electric energy if a customer fails to make payment within the parameters and periods defined by legislation and specific regulations. An allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible accounts receivable risks.



23. PROGRAMA NACIONAL DE UNIVERSALIZACAO

Through Decree 4873/03, the Federal government created the Programa Nacional de Universalizacao - Luz para Todos (National Program of Universalization - Electricity for All) in order to provide access to electric energy services for the entire Brazilian rural population up to 2008. The amounts of the concessionaires' participations, as the executing agents of the projects, are not defined, being subject to a partnership to be formed with the Ministry of Mines and Energy and State Government, with the intervention of ANEEL and ELETROBRAS. Accordingly, it is not possible at this time to evaluate how the Program may effect the Company's business.



24. NEW MODEL OF THE ELECTRIC SECTOR

The Federal Government, through the Ministry of Mines and Energy (MME), presented an outline of its project for the national electric sector reform, especially as it relates to the institutional model, culminating with issue of Provisional Measures 144 and 145/03, converted into Laws 10848 and 10847/04, respectively.

The relevant points are:

o    Transfer of responsibilities of ANEEL to MME.

o Creation of the Energy Research Company (EPE), of the Committee of Electric Sector Monitoring (CMSE) and the Chamber of Electric Energy Commerce
     (CCEE). These entities will promote the planning and monitoring of the generation and transmission expansion, in addition to market management.

o Definition of rules for electric energy sales, with emphasis on: (i) offer expansion (new projects for energy production) through auctions; (ii) free
     (ACL) and regulated (ACR) contracts; (iii) distribution activities focused on line service and networks, and energy sales to captive customers; (iv) restrictions on contracts between related parties; and (v) new rules for free consumer classes.

It is necessary to wait for the regulamentation that will follow in order to assess the new energy sector operating environment and risks and opportunities that will arise for the Company's business.


25 - CORPORATE RESTRUCTURING

On April 20 and 21, 2004, ESCELSA and its subsidiary ENERSUL published a Significant Event Notice concerning the request for prior approval of ANEEL in order to carry out a corporate reorganization, under the terms of current legislation.

The notice was as follows:

                          SIGNIFICANT EVENT NOTICE
EDP BRASIL S.A. ("EDP Brasil"), BANDEIRANTE ENERGIA S.A. ("Bandeirante"), IVEN S.A. ("Iven"), ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA ("Escelsa") and EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL ("Enersul") managements (EDP Brasil, Bandeirante, Iven, Escelsa and Enersul, collectively referred to as the "Companies"), under the terms and for CVM Instruction 358/02 purposes, publicly inform that, on this date, they filed with the Brazilian Electricity Regulatory Agency ("ANEEL") a request for prior approval of the corporate reorganization (the "Reorganization"), the main objective of which is to simplify the Companies' corporate structure, obtain synergies and consolidate, exclusively in EDP Brasil, the liquidity and dispersion of the securities issued by the Companies. EDP Brasil intends to, in the future, adhere to the segment of the New Market of the Sao Paulo Stock Exchange. The Reorganization is part of an ongoing process aiming at the self-sustainable growth of the EDP companies in Brazil. The Reorganization does not change the Companies' indirect control, currently held by the EDP Group.

The Reorganization will include the stages described below, which, subject to the prior approval of ANEEL, are expected to occur on the same date, but in sequence and in the following order:

     (i) merger into Enersul of the investment and goodwill recorded in its direct parent company;

     (ii) merger of Iven into Escelsa;

     (iii) merger into Escelsa of the Enersul shares not held by the merging company; and

     (iv) merger into EDP Brasil of the Escelsa and Bandeirante shares not held by the merging company.

EDP Brasil had already started to prepare the necessary documentation for registration as an open capital company and be able to trade its shares in the New Market segment. According to applicable legislation, specialized companies will be contracted to calculate the Companies' economical values, which will be the basis to determine the exchange ratio for substitution of the shares of the non-controlling shareholders, as well as to prepare the appraisal reports of the accounting net equities and the market values of the Companies.

Subject to the prior approval of ANEEL, the Reorganization is expected to be implemented and concluded in the second six-month period of 2004, when a significant event notice will be published for CVM Instruction 319/99 purposes.

Report of Independent Accountants on
Limited Reviews



To the Board of Directors and Stockholders
Espirito Santo Centrais Eletricas S.A.


  1 We have carried out limited reviews of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and Espirito Santo Centrais Eletricas - ESCELSA and its subsidiaries for the quarters and six-month periods ended June 30, 2004 and March 31, 2004 and June 30, 2003. This information is the responsibility of the Company's management.

  2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly consisted of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

  3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
      (CVM) regulations.

  4 The Quarterly Information (ITR) also includes accounting information for the quarter ended June 30, 2003. This information was reviewed by other independent accountants, who issued an unqualified report thereon dated July 17, 2003.

5 As mentioned in Note 4.1, the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and of Espirito Santo Centrais Eletricas S.A. - ESCELSA and its subsidiaries includes amounts for electric energy traded in the Wholesale Energy Market (MAE), with a balance payable by the parent company of R$ 309 thousand at June 30, 2004 (R$ 722 thousand at March 31, 2004), and a balance receivable in the consolidated quarterly information of R$ 2,824 thousand at June 30, 2004 (R$ 2,072 thousand at March 31, 2004), respectively, which were recorded based on amounts informed by MAE. The liquidation of these amounts is dependent on the receipts from companies which did not effect net financial settlement as determined by ANEEL and the conclusion of the judicial discussion about the interpretation of market rules, which will define the amounts involved.



      Vitoria, July 16, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5




Luiz Marcio Malzone                     Ronaldo Matos Valino
Contador CRC 1RJ031376/O-2 "S" ES       Contador CRC 1RJ069958/O "S" ES